UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. ___)

	Under the Securities Exchange Act of 1934


	Tanger Factory Outlet Centers Inc
	(Name of Issuer)

	Common
	(Title of Class of Securities)

	875465106
	(CUSIP Number)

	12/31/99
(Date of Event which Requires
Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-a(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 875465106	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person
		Kestrel Investment Management Corporation
	IRS Identification No. of Above Person	94-3173193

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				351,100

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				420,100

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	420,100

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.4%

12	Type of Reporting Person*

	CO, IA

CUSIP No. 875465106	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person		David J. Steirman
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				351,100

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				420,100

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	420,100

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.4%

12	Type of Reporting Person*

	IN

CUSIP No. 875465106	SCHEDULE 13G	Page 4 of 7


1	Name of Reporting Person		Abbott J. Keller
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				351,100

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				420,100

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	420,100

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.4%

12	Type of Reporting Person*

	IN

CUSIP No. 875465106	SCHEDULE 13G	Page 5 of 7


Item 1(a).	Name of Issuer.

	Tanger Factory Outlet Centers Inc

Item 1(b).	Address of Issuer's Principal Executive Offices.

	3200 NORTHLINE AVENUE, SUITE 360
GREENSBORO, NC  27408

Item 2(a).	Names of Persons Filing.

	Kestrel Investment Management Corporation, David J.
Steirman and Abbott J. Keller.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Kestrel Investment Management
Corporation, David J. Steirman and Abbott J. Keller is 411
Borel Avenue, Suite 403, San Mateo, CA  94402.

Item 2(c).	Citizenship.

	Kestrel Investment Management Corporation is a California corporation, David J. Steirman and Abbott J. Keller are citizens of the United States of America.

Item 2(d).	Title of Class of Securities.

	Common

Item 2(e).	CUSIP Number.

	875465106

Item 3.	Type of Reporting Person.

	Kestrel Investment Management Corporation is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. David J. Steirman and Abbott J. Keller are the sole shareholders of Kestrel Investment Management Corporation.

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.


CUSIP No. 875465106	SCHEDULE 13G	Page 6 of 7


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Kestrel Investment Management Corporation is deemed to be the beneficial owner of the number of securities reflected in items 5-9 and 11 of page two (2) of this Schedule G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, in which it also holds an ownership interest. Each person for whom Kestrel Investment Management Corporation acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. David J. Steirman and Abbott J. Keller are deemed to be the beneficial owners of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule G pursuant to their ownership interests in Kestrel Investment Management Corporation

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, each of the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


CUSIP No. 875465106	SCHEDULE 13G	Page 7 of 7


Signature

	After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

	DAVID J. STEIRMAN



	/s/ David J. Steirman
	________________________
	David J. Steirman


DATED:

	ABBOTT J. KELLER



	/s/ ABBOTT J. KELLER
	________________________
	Abbott J. Keller


DATED:

	KESTREL INVESTMENT MANAGEMENT CORPORATION



	/s/ David J. Steirman
	________________________
	By:	David J. Steirman
	Its:	President